September 20, 2016

VIA EDGAR SUBMISSION

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; mail stop 4561

Washington, D.C. 20549

U.S.A.

Re:         Banco Santander, S.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 21, 2016

File No. 001-12518

Dear Ms. Blye:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 9, 2016 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below.

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1.

In your letter to us dated August 2, 2013, you described your contacts with Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response

Sudan

Our contacts with, and financial services related to, Sudan are limited to the following:

Correspondent relationships:

The Group does not maintain and has not maintained since 2013 any correspondent banking relationships in Sudan.

Financial assets:

As of June 30, 2016, the Group had financial assets related to Sudan of €1,000, primarily constituting loans to Sudanese nationals resident in Spain, as compared to €102,000 as of March 31, 2013.

Financial liabilities:

As of June 30, 2016, the Group had financial liabilities related to Sudan of €292,000, primarily constituting deposits from Sudanese nationals resident in the US, the UK, Poland or Spain, as compared to €368,000 as of March 31, 2013.

Government contacts:

We have not had any agreements, arrangements or other contacts with the government of Sudan or entities they control.

Syria

Our contacts with, and financial services related to, Syria are limited to the following:

Correspondent relationships:

The Group does not maintain any correspondent banking relationships in Syria.

Financial assets:

As of June 30, 2016, the total amount of financial assets related to Syria was €49,000, primarily constituting loans to Syrian nationals resident in the UK, as compared to €141,000 as of March 31, 2013.

Financial liabilities:

As of June 30, 2016, Syrian nationals resident in Spain, the US, Poland or the UK maintained current accounts, deposits and time deposits with the Group in an aggregate amount of €2.4 million as compared to €3.5 million as of March 31, 2013 (including €1.0 million in deposits related to the Syrian embassy in Madrid). In addition, the Group had €14,000 of contingent liabilities related to Syria.

Government contacts:

We have not had any agreements, arrangements or other contacts with the government of Syria or entities they control other than the embassy deposit disclosed in 2013 that is already cancelled.

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

We believe that our contacts with Sudan and Syria are an entirely insignificant and non-material component of our business. In assessing the materiality of our contacts with these countries, both individually and in the aggregate, we have considered both quantitative and qualitative factors.

For the reasons we describe below, we believe that our contacts with Sudan and Syria are not material to our results of operations or financial condition. We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our security holders. Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in these countries upon our reputation and share value.

In quantitative terms, we believe that our contacts with these countries, individually and in the aggregate, are not material. In terms of our financial condition, as of June 30, 2016, the aggregate financial assets held by the Group of these two countries represent less than 0.000004% of the consolidated financial assets of the Group, and the aggregate financial liabilities of the Group with these two countries represent less than 0.00022% of the consolidated financial liabilities of the Group. In terms of our results of operations, we estimate that less than 0.001% and 0.001% of our net attributable income and less than 0.001% and 0.001% of our net interest income for 2015 and the six months ended June 30, 2016, respectively, were generated from our contacts with these countries.

Accordingly, these contacts have made no material contribution to our financial condition or results of operations, nor are they expected to have any material impact thereon in subsequent periods.

Further, we do not believe that any of our past or current contacts with these countries would be qualitatively material to a reasonable investor making an investment decision about our shares. Rather, we believe that any reasonable investor would expect a bank such as ours to have some amount of deposits from and loans to foreign citizens, including from sanctioned countries, resident in the cities in which we do business.

* * * *

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34 91 289 5678.

Very truly yours

/s/ Mónica López-Monís
Mónica López-Monís
Chief Compliance Officer

cc:          Mr. Javier del Castillo, Banco Santander S.A.

Mr. Nicholas A Kronfeld, Davis Polk & Wardwell LLP